UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

ZHONGCHAO INC.

(Exact name of registrant as specified in its charter)

Nanxi Creative Center, Suite 218

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Tel: 021-32205987
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Entry into Material Definitive Agreement.

On October 1, 2024, Zhongchao Inc. (the “Company”) entered into securities purchase agreements with investors (collectively, the “Purchase Agreements”) providing for the issuance and sale by the Company of 3,094,000 Class A ordinary shares, par value $0.001 per share, in the aggregate (the “Shares”), in a registered direct offering (the “Offering”). On October 2, 2024, the Company consummated the Offering and issued the Shares to the investors at a price of $0.30 per Share, generating the gross proceeds to the Company in the total amount of $928,200. The Company did not retained an underwriter or placement agent with respect to the Offering and therefore was not paying any underwriting discounts or commissions.

The Company was offering the Shares pursuant to a prospectus supplement dated October 1, 2024, and a prospectus dated December 17, 2021, which is part of a registration statement on Form F-3 (File No. 333-256190) that was declared effective by the Securities and Exchange Commission on December 17, 2021. A copy of the opinion of Ogier (Cayman) LLP relating to the legality of the issuance and sale of the Shares in the Offering, is attached as Exhibit 5.1 hereto.

The foregoing description of the Purchase Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreements, a form of which is attached as Exhibit 10.1 hereto and is incorporated herein by reference.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-279667), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Other Events

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any shares under the Offering, nor shall there be any sale of such shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward Looking Statements

Statements contained in this Report on Form 6-K regarding matters that are not historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may involve risks and uncertainties, such as statements related to the anticipated closing of the Offering and the amount of proceeds expected from the Offering.

Exhibits

Exhibit No.	Description

5.1	Opinion of Ogier (Cayman) LLP

10.1	Form of Securities Purchase Agreement, dated October 1, 2024

23.1	Consent of Ogier (Cayman) LLP (included in Exhibit 5.1)

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhongchao Inc.

Date: October 2, 2024	By:	/s/ Weiguang Yang
Weiguang Yang Chief Executive Officer

2